Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 7 DATED JANUARY 13, 2015

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated November 13, 2014, Supplement No. 2, dated December 1, 2014, Supplement No. 3, dated December 8, 2014, Supplement No. 4, dated December 10, 2014, Supplement No. 5, dated December 17, 2014, and Supplement No. 6, dated January 2, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose our entry into a new credit facility and the termination of our prior credit facility.

Entry into a new credit facility and the termination of our prior credit facility

Terms of the Agreement

On January 13, 2015, Dividend Capital Total Realty Operating Partnership LP, a subsidiary of Dividend Capital Diversified Property Fund Inc. (the “Company ,” “we,” “us,” or “our”), as Borrower, entered into a credit agreement providing for a $550 million senior unsecured term loan and revolving line of credit (collectively, the “Facility”) with a syndicate of 14 lenders led by Bank of America, N.A., as Administrative Agent, and Wells Fargo Bank, National Association, and PNC Bank, National Association, as Co-Syndication Agents. The Facility provides the Borrower with the ability from time to time to increase the size of the Facility up to a total of $900 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions. Because many members of the lending group participated as lenders in the Old Facility (as defined and described below), the credit agreement for the new Facility is an amended and restated form of the credit agreement for the Old Facility.

The $550 million Facility consists of a $400 million revolving credit facility (the “Revolving Credit Facility”) and a $150 million term loan (the “Term Loan”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2019 and contains one 12-month extension option that the Borrower may exercise upon (i) payment of an extension fee equal to 0.15% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit agreement. The primary interest rate within the Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The maturity date of the Term Loan is January 31, 2018 and contains two 12-month extension options that the Borrower may exercise upon (i) payment of an extension fee equal to 0.125% of the sum of the amount outstanding under the Term Loan at the time of each extension, and (ii) compliance with the other conditions set forth in the credit agreement. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.40% and LIBOR, plus 1.35% for the Revolving Credit Facility and Term Loan, respectively, or alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by Bank of America, N.A., and (c) LIBOR plus 1.0%, plus (ii) a margin ranging from 0.40% to 1.30% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.35% to 1.20% for base rate loans under the Term Loan. If the “base rate” is less than zero, it will be deemed to be zero for purposes of the Facility. If the Borrower or the Company obtains two investment grade ratings, as further detailed in the credit agreement, the Borrower will have a one-time option to elect to have the interest rate for the Revolving Credit Facility and the Term Loan convert to a ratings grid pricing methodology, with payment of the additional facility fee described below.

Fees

The Borrower must pay to the Administrative Agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.20% on an annualized basis if more than 50% of the Revolving Credit Facility is being used or, (ii) 0.25% on an annualized basis if less than or equal to 50% of the Revolving Credit Facility is being used. Until the earlier of the date on which the Term Loan is fully dispersed, or July 11, 2015, the Borrower must also pay to the Administrative Agent a quarterly Term Loan unused fee that equals the amount of the Term Loan unused by the Borrower on a given day multiplied by 0.25% on an annualized basis.

Commencing at such time as the Borrower elects that the interest rate for the Revolving Credit Facility and the Term Loan should be calculated based upon the Borrower’s investment grade rating, the Borrower must pay to the Administrative Agent a quarterly facility fee equal to the applicable interest rate based upon the Borrower’s rating times the actual daily amount of the aggregate amount of the commitments that are outstanding under the Revolving Credit Facility.

Guarantees and Covenants

Borrowings under the Facility are guaranteed by the Company and certain of its subsidiaries. In addition, the Facility contains customary affirmative and negative covenants.

Repayment

The Facility permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Facility, the lenders may accelerate the repayment of amounts outstanding under the Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Use of Proceeds

Borrowings under the Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Facility on January 13, 2015, we borrowed $280 million on the Revolving Credit Facility and $100 million on the Term Loan. We primarily used the proceeds from the Facility to repay the following borrowings:

Senior Unsecured Revolving Term Loan and Line of Credit

On January 13, 2015, we replaced our existing $620 million senior unsecured term loan and revolving line of credit (the “Old Facility”) with a syndicate of 12 lenders led by Bank of America, N.A., as Administrative Agent, and PNC Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents. The Old Facility consisted of a $350 million revolving credit facility with a maturity date of January 31, 2016, and contained two 12-month extension options, and a $270 million term loan with a maturity date of January 31, 2018, which contained no extension options.

In connection with the replacement of the Old Facility, we repaid $380 million of outstanding borrowings. The interest rate on the $380 million outstanding under the Old Facility that was repaid in full upon entering into the Facility was 1.88%.

Furthermore, the replacement of the Old Facility on a pro forma basis as of September 30, 2014 would result in a decrease of our overall weighted average interest rate from 4.67% to 4.63% and an increase of our weighted average debt maturity by 0.3 years, before consideration of any available extension options.

The table below reflects our contractual debt maturities as of January 13, 2015, upon the closing of the Facility and our repayment of amounts due under the Old Facility:

	As of January 13, 2015
	Mortgage Notes and Other Secured Borrowings		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance	Number of Borrowings Maturing	Outstanding Balance (1)	Outstanding Balance (2)
2015	5	113,133	—	—	113,133
2016	11	329,728	—	—	329,728
2017	6	209,721	—	—	209,721
2018	—	4,999	1	100,000	104,999
2019	—	5,292	1	280,000	285,292
2020	1	157,944	—	—	157,944
2021	—	1,707	—	—	1,707
2022	1	1,663	—	—	1,663
2023	—	978	—	—	978
2024	1	1,034	—	—	1,034
Thereafter	1	5,397	—	—	5,397

Total	26	$831,596	2	$380,000	$1,211,596

(1)	Unsecured borrowings presented include (i) borrowings under our Revolving Credit Facility of $280 million, which mature in 2019, subject to one 12-month extension option, and (ii) Term Loan borrowings of $100.0 million which mature in 2018, subject to two 12-month extension options.
(2)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include (i) the increase due to mark-to-market adjustment on assumed debt, and (ii) the decrease due to the GAAP principal amortization of our restructured mortgage note that does not reduce the contractual amount due of the related mortgage note as of January 13, 2015.

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